UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934


                             FREEDOM PETROLEUM, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    35645W106
                                 (CUSIP Number)

                                    Anton Lin
                     650 Poydras St., Office 15, Suite 1400
                              New Orleans, LA 70130
                                 (504) 799-2250
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 23, 2014
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D
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CUSIP NO. 35645W106                                            Page 2 of 5 Pages
-------------------                                            -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anton Lin
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     27,000,000 shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0 shares
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       27,000,000 shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0 shares
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    27,000,000 shares
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 35645W106                                            Page 3 of 5 Pages
-------------------                                            -----------------


ITEM 1. SECURITY AND ISSUES.

This Schedule 13D ("Statement") relates to the common stock of Freedom Petroleum, Inc., a corporation organized under the laws of the State of Nevada ("Issuer"). The principal executive office is located at 650 Poydras St., Office 15, Suite 1400, New Orleans, LA 70130.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Anton Lin ("Reporting Person") as an individual.

     (b) The business address is 650 Poydras St., Office 15, Suite 1400, New Orleans, LA 70130.

     (c) The Reporting Person is currently the Chief Executive Officer of the Issuer. He is also the Chief Executive Officer of Access To Ghana, Ltd., a limited liability company registered in Ghana, which works to bring foreign companies, especially in the oil and gas sectors, to Ghana for investment or expansion. He is the oil and gas partner for Steed Capital, a boutique brokerage company, which works on cross-border mergers and acquisitions into and out of China.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United Kingdom of Great Britain and Northern Ireland.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 27,000,000 shares of common stock with a par value of $0.001 per share ("Shares") as a result of a Securities Purchase Agreement entered into by and between the Issuer, former shareholders of the Issuer and the Reporting Person dated January 23, 2014 (the "Agreement"), for a purchase price of $27,000, which the Reporting Person paid for with personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Reporting Person purchased the Shares as a result of the Agreement to gain control of the Issuer and become the Chief Executive Officer of same to carry out the business and operations of the Issuer. Pursuant to the terms of the Agreement, the Issuer's prior officers and directors resigned and the Reporting Person became the sole director and Chief Executive Officer of the Issuer.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 35645W106                                            Page 4 of 5 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of shares of the Issuer's common stock to which this Schedule 13D relates is 27,000,000 shares of common stock, constituting approximately 51.7% of the Issuer's outstanding common stock. The aggregate number and percentage of shares of common stock reported herein are based upon the 52,200,000 shares of common stock outstanding as of January 28, 2014.

     (b)  The Reporting Person holds sole power to dispose of the Shares.

     (c) Other than the transaction described herein in Item 3, there have been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The  Reporting  Person  has  no  contracts,   arrangements,   understandings  or
relationships (legal or otherwise) with other persons with respect to the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Securities Purchase Agreement dated January 23, 2014 (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed January 23, 2014) (SEC File No. 333-184061), which is incorporated herein by reference.

                                  SCHEDULE 13D
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CUSIP NO. 35645W106                                            Page 5 of 5 Pages
-------------------                                            -----------------


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2014

                                             /s/ Anton Lin
                                             -----------------------------------
                                             Anton Lin